Filed Pursuant to Rule 433

Registration No. 333-140954

February 4, 2009

PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated February 4, 2009)
Issuer:	Georgia Power Company
Security:	Series 2009A 5.95% Senior Notes due February 1, 2039
Expected Ratings*:	A2/A/A+ (Moody’s/Standard & Poor’s/Fitch)
Size:	$500,000,000
Public Offering Price:	99.628%
Maturity Date:	February 1, 2039
Treasury Benchmark:	4.375% due February 15, 2038
US Treasury Yield:	3.727%
Spread to Treasury:	225 basis points
Re-offer Yield:	5.977%
Make-Whole Call:	T+40 basis points
Coupon:	5.95%
Interest Payment Dates:	February 1 and August 1 of each year beginning August 1, 2009
Format:	SEC Registered
Denominations:	$1,000 and any integral multiple thereof
CUSIP:	373334 JN2
Trade Date:	February 4, 2009
Expected Settlement Date:	February 10, 2009 (T+4)
Joint Book-Running Managers:	Barclays Capital Inc. Mitsubishi UFJ Securities International plc SunTrust Robinson Humphrey, Inc. Wachovia Capital Markets, LLC
Co-Managers:	Calyon Securities (USA) Inc. Utendahl Capital Group, LLC
* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Georgia Power Company collect at 1-404-506-0759, Barclays Capital Inc. toll free at 1-888-227-2275, Ext. 2663, Mitsubishi UFJ Securities International plc collect at 1-212-782-6949, SunTrust Robinson Humphrey, Inc. toll free at 1-800-685-4786 or Wachovia Capital Markets, LLC toll-free at 1-800-326-5897.